UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

June 28, 2021

To whom it may concern:

Mizuho Financial Group, Inc.

Filing of Extraordinary Report

Mizuho Financial Group, Inc. (“Mizuho Financial Group”) hereby announces that it filed today an extraordinary report concerning the results of the exercise of voting rights at the ordinary general meeting of shareholders of Mizuho Financial Group.

1. Reason for filing

Given that the proposal was adopted at the 19th Ordinary General Meeting of Shareholders of Mizuho Financial Group held on June 23, 2021, Mizuho Financial Group filed the extraordinary report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2. Description of report

(1)	Date on which the ordinary general meeting of shareholders was held

June 23, 2021

(2)	Matters to be resolved

Company’s proposal

Proposal:	Appointment of thirteen (13) directors

It was proposed that Messrs. Tatsufumi Sakai, Seiji Imai, Makoto Umemiya, Motonori Wakabayashi, Nobuhiro Kaminoyama, Yasuhiro Sato, Hisaaki Hirama, Tatsuo Kainaka, Yoshimitsu Kobayashi, Ryoji Sato, Takashi Tsukioka and Masami Yamamoto and Ms. Izumi Kobayashi, thirteen (13) in total, be appointed to assume the office of director.

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(3)	Number of voting rights for approval, disapproval and abstention for the matters to be resolved, and the requirement for adoption and voting results thereof

Matters to be resolved	Number of approval (units)	Number of disapproval (units)	Number of abstention (units)	Approval rate (%)	Voting result
Proposal
Tatsufumi Sakai	15,632,895	1,646,468	6,475	90	Adopted
Seiji Imai	16,424,876	854,491	6,485	94	Adopted
Makoto Umemiya	16,459,707	819,661	6,485	94	Adopted
Motonori Wakabayashi	15,091,040	2,188,299	6,489	87	Adopted
Nobuhiro Kaminoyama	17,052,585	226,777	6,489	98	Adopted
Yasuhiro Sato	16,426,115	853,238	6,490	94	Adopted
Hisaaki Hirama	15,983,115	1,291,546	11,174	92	Adopted
Tatsuo Kainaka	16,496,533	778,139	11,171	95	Adopted
Yoshimitsu Kobayashi	16,628,487	646,188	11,172	95	Adopted
Ryoji Sato	16,717,020	557,652	11,183	96	Adopted
Takashi Tsukioka	17,126,132	148,546	11,172	98	Adopted
Masami Yamamoto	16,604,757	669,919	11,167	95	Adopted
Izumi Kobayashi	16,632,669	646,725	6,453	95	Adopted

Note:    The requirement for adoption of the proposal is as follows:

•

Approval of a majority of the voting rights held by the shareholders present at the meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for the adoption of the proposal.

(4)	Reason for not counting a portion of the voting rights of the shareholders present at the ordinary general meeting of shareholders

Since the adoption of the proposal was conclusively decided by the exercise of the voting rights prior to the date of this general meeting and the number of voting rights of shareholders in attendance at this general meeting, whose approval or disapproval Mizuho Financial Group was able to confirm, the number of voting rights for approval, disapproval and abstention shown in the above table does not include a portion of those of the shareholders present at the general meeting.

-End-

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